January 22, 2020

Sean Hsieh
Chief Executive Officer of Concreit Inc.
Concreit Fund I LLC
1411 4th Avenue
Seattle, Washington 98101

       Re: Concreit Fund I LLC
           Amendment No. 1 to
           Draft Offering Statement on Form 1-A
           Submitted on January 13, 2020
           CIK 0001781324

Dear Mr. Hsieh:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Offering Statement on Form 1-A submitted on January 13, 2020

By purchasing Investor Shares in this Offering, you are bound by the fee-shifting provision . . ., page 13

1. We note your revised disclosure on page 13 states that if a party bringing a claim against you does not, "in a judgment on the merits, substantially achieve, in substance and amount, the full remedy sought" that party would be obligated to reimburse you for all reasonable costs. Please revise to clarify the meaning of "substantially achieve, in substance and amount". In this regard, please also clarify whether you intend to interpret or apply this language as broadly as possible.
 Sean Hsieh
FirstName LastNameSean Hsieh
Concreit Fund I LLC
Comapany NameConcreit Fund I LLC
January 22, 2020
Page 2
January 22, 2020 Page 2
FirstName LastName
Description of Membership Interests and Certain Provisions of our Operating Agreement, page
53

2. Disclosure on page 53 and in your LLC Agreement indicates that your Manager may divide the Investor Shares into one or more series and determine the rights and preferences for each series. Please clarify whether you intend to be a Series LLC under
         Delaware law and whether specific assets and liabilities will be associated with each series of Investor Shares.
3. Please clarify when you intend that the manager will be able to divide the Investor Shares, and whether this offering circular will be used to offer one or more specific series of
         Investor Shares. Note that you may not conduct a delayed offering of a series of Investor
         Shares in reliance on Regulation A and that all of the information regarding the rights and preferences for the securities you are offering must be included in the offering circular at the time of qualification.

Distributions, page 53

4. We note your response to comment 6. Please disclose that the Preferred Return Hurdle is five percent per annum of the investor member's investment. Requirements for Qualification
General, page 69

5. Please revise to disclose share ownership requirements at items (5) and (6) of the list on page 69. We note that you refer to these requirements in your discussion following this list.
Financial Statements
Note 6 - Subsequent Events, page F-14

6. We note you acquired a minority interest in a private REIT in July 2019. Please tell us how you considered the need to provide the financial statements required by Rule 8-04 of
         Regulation S-X. In your response, explain to us whether you will account for your investment using the equity method of accounting and the basis for your conclusion.
 Sean Hsieh
FirstName LastNameSean Hsieh
Concreit Fund I LLC
Comapany NameConcreit Fund I LLC
January 22, 2020
Page 3
January 22, 2020 Page 3
FirstName LastName
        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters.
Please contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any other questions.




                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction